                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1605

                                                                                                                                                                      brian_p_murphy@vanguard.com

June 9, 2015

Mr. Jeffrey Long

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC 20549

RE:      (Fund Name - File Number; Fiscal Year-End)

Vanguard Bond Index Funds - 811-04681; 12/31/14

Vanguard California Tax-Free Funds - 811-04474; 11/30/14

Vanguard CMT Funds - 811-21478; 8/31/14

Vanguard Explorer Fund - 811-01530; 10/31/14

Vanguard Fenway Funds - 811-05445; 9/30/14

Vanguard Fixed Income Securities Funds - 811-02368; 1/31/15

Vanguard Horizon Funds - 811-07239; 9/30/14

Vanguard Malvern Funds - 811-05628; 9/30/14

Vanguard Massachusetts Tax-Exempt Funds - 811-09005; 11/30/14

Vanguard Morgan Growth Fund - 811-01685; 9/30/14

Vanguard Municipal Bond Funds - 811-02687; 10/31/14

Vanguard New Jersey Tax-Free Funds - 811-05340; 11/30/14

Vanguard New York Tax-Free Funds - 811-04570; 11/30/14

Vanguard Pennsylvania Tax-Free Funds - 811-04571; 11/30/14

Vanguard Trustees Equity Funds - 811-02968-99; 10/31/14

Vanguard Wellesley Income Fund - 811-01766; 9/30/14

Vanguard Whitehall Funds - 811-07443; 10/31/14

Dear Mr. Long,

This letter responds to your verbal comments relating to the above-referenced Vanguard funds (each a “fund” and collectively, the “funds”).

Comment 1:   Amended Form N-SAR and N-CSR filings

Comment:       Please include an appropriate cover letter and certification when amending the above referenced forms in the future.

Response:        We will include such cover letter and certification in the future.

Comment 2:   Registration Status – Muni Bond Index Funds

Comment:       Does the Vanguard Municipal Bond Funds Trust intend to withdraw the registration statement referenced in its 76th post-effective amendment?

Response:        The Trust withdrew this registration statement on January 13, 2011.  See

http://www.sec.gov/Archives/edgar/data/225997/000093247111000024/0000932471-11-000024-index.htm.

Comment 3:   Item 6 of Form N-CSR Filings - Vanguard Explorer Fund (FYE 10/31/14) and Vanguard Fixed Income Securities Funds (FYE 1/31/15) (i.e., Vanguard Short-Term Investment-Grade Fund, Intermediate-Term Investment-Grade Fund, Long-Term Investment-Grade Fund, and High-Yield Corporate Fund)

Comment:       Item 6 of Form N-CSR filed for each fund identified above did not include the auditor’s opinion referencing the full Schedule of Investments.

Response:        We inadvertently filed the auditor’s opinions referencing only the Statement of Net Assets – Investments Summary for the funds identified above, and will update the funds’ Form N-CSR filings with the auditor’s opinions referencing the full Schedule of Investments included in Item 6.

Comment 4:   Statement of Net Assets – Vanguard Capital Opportunity Fund (FYE 9/30/14)

Comment:       Consider whether the Statement of Net Assets should detail the liabilities amounts contemplated by Rule 6-04.10 through 6-04.13 of Regulation S-X.

Response:        We will include the information contemplated by Rule 6-04.10 through 6-04.13 of Regulation S-X in future annual reports to shareholders.

Comment 5:   Fund Expense Example (general comment)

Comment:       Consider whether the table accompanying the “About Your Fund’s Expenses” section of the annual report should reference the number of days in the most recent fiscal half-year.

Response:        We will modify future annual reports to reference the number of days in the most recent fiscal half-year in the table accompanying the “About Your Fund’s Expenses” section.

As required by the SEC, the funds acknowledge that:

  Each fund is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  Each fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1605 with any questions or comments regarding the above response. Thank you.

Sincerely,

Brian P. Murphy

Senior Counsel

The Vanguard Group, Inc.